POLICY COVER SHEET
Job Name: XP3312I Print Date and Time: 03/12/09 11:45 File Number: O617O
Business Center/Original Business Unit: Policy Number: 469PB0633 Name of insured: THE HIRTLE CALLAGHAN TRUST Agency Number: 2000386 Department or Expense Center: Underwriter: 404040404 Underwriting Team: Data Entry Person: VARDARO,DIANE Date and Time: 03/12/09 00:00 004
Special Instructions
Policy Commencement Date: 09/30/08 THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT

*	Provided for internal review purposes only.

*	This policy is neither issued nor certified.*
ENDORSEMENT OR RIDER NO. THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.
The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

*	Provided for internal review purposes only.

*	This policy is neither issued nor certified. *

ATTACHED TO AND	DATE	* EFFECTIVE DATE OF ENDORSEMENT
FORMING	ENDORSEMENT	OR RIDER
OR
PART OF BOND OR	RIDER	12:01 A.M. STANDARD TIME AS
POLICY NO.	EXECUTED
SPECIFIED IN THE BOND OR POLICY
469PB0633	03/12/09	03/11/09

*	ISSUED TO

THE HIRTLE CALLAGHAN TRUST
Named Insured Endorsement
It is agreed that:
1. From and after the time this rider becomes effective the Insured under the attached bond are:
Real Estate Securities Portfolio
1.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

2.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

3.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

4.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

5.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.
Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.
By
INSURED ICB010 Ed. 7-04 a 2004 The St. Paul Travelers Authorized Companies, Inc. All Rights Reserved Representative Page 1 of